Mail Stop 3561

September 6, 2006

Paul J. Kaleta, Esq.
Senior Vice President and General Counsel
Nevada Power Company
6226 West Sahara Avenue
Las Vegas, NV 89146

      Re: **Nevada Power Company**
               Amendment No. 1 to Registration Statement on Form S-4
               Filed September 6, 2006
               File No. 333-134801

               Sierra Pacific Power Company
               Amendment No. 1 to Registration Statement on Form S-4
               Filed September 6, 2006
               File No. 333-134802

               Form 10-Q For Fiscal Quarter Ended June 30, 2006
               Filed August 4, 2006
               File No. 0-00508

Dear Mr. Kaleta:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Exhibits 31.1 and 31.2

1. We note your response to comment 5 in our letter dated June 22, 2006. Please note that each 302 certification should be distinct and relate solely to the registrant for which it has been filed. In its current form, each of your 302 certifications is worded to cover all three registrants, as indicated in the first paragraph of the certifications. As a result, it appears that you have revised the wording of the 302 certifications, such as your use of "combined quarterly reports" and "solely with respect to Sierra Pacific Resources." Accordingly, please confirm that in future filings, you will file distinct and separate 302 certifications for each of the registrants. Further, please also confirm that in future filings, you will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K, as required.

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       As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       Please contact Kurt Murao, Attorney Adviser, at (202) 551-3338. In his absence, please contact David Mittelman, Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William C. Rogers, Esq.
       Choate, Hall & Stewart LLP
       Fax: (617) 248-4000